Exhibit 99.2

CELLECTIS – ANNUAL SHAREHOLDERS MEETING – June 27, 2023

VOTE RESULTS

Ordinary Resolutions

NB	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
1	Approval of the annual financial statements for the financial year ended December 31, 2022
	1	Carried	44 957 162	99.48%	233 303	0.52%	27 732	—	45 190 465	40 379 160	72.645%	0	0	72.645%
2	Approval of the consolidated financial statements for the financial year ended December 31, 2022
	2	Carried	44 957 137	99.48%	233 303	0.52%	27 757	—	45 190 440	40 379 160	72.645%	0	0	72.645%
3	Appropriation of results for the financial year ended December 31, 2022
	3	Carried	44 926 569	99.41%	265 543	0.59%	26 085	—	45 192 112	40 379 160	72.645%	0	0	72.645%
4	Allocation of losses carried forward to the “share premium” account
	4	Carried	44 957 932	99.48%	233 808	0.52%	26 457	—	45 191 740	40 379 160	72.645%	0	0	72.645%
5	Review of the agreements considered in articles L. 225-38 et seq. of the Commercial Code
	5	Carried	38 406 039	99.39%	233 938	0.61%	12 433	—	38 639 977	36 692 873	66,013%	6 565 787	0	72.645%
6	Renewal of the appointment of Mr. Jean-Pierre Garnier
	6	Carried	42 038 335	93.00%	3 164 379	7.00%	15 483	—	45 202 714	40 379 160	72.645%	0	0	72.645%

1/5

CELLECTIS – ANNUAL SHAREHOLDERS MEETING – June 27, 2023

VOTE RESULTS

Ordinary Resolutions

NB	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
7	Renewal of the appointment of Mr. Laurent Arthaud
	7	Carried	43 046 342	95.23%	2 156 396	4.77%	15 459	—	45 202 738	40 379 160	72.645%	0	0	72.645%
8	Renewal of the appointment of Mr. Pierre Bastid
	8	Carried	40 673 751	92.94%	3 091 670	7.06%	15 483	—	43 765 421	38 941 867	70.059%	1 437 293	0	71.919%
9	Renewal of the appointment of Mr. Rainer Boehm
	9	Carried	42 089 019	93.11%	3 113 719	6.89%	15 459	—	45 202 738	40 379 160	72.645%	0	0	72.645%
10	Appointment of a new director (Mrs Cecile Chartier)
	10	Carried	44 937 320	99.41%	268 730	0.59%	12 147	—	45 206 050	40 379 160	72.645%	0	0	72.645%
11	Authorization to the Board of Directors to buy back shares of the Company
	11	Carried	44 678 742	98.84%	526 086	1.16%	13 369	—	45 204 828	40 379 160	72.645%	0	0	72.645%

2/5

CELLECTIS – ANNUAL SHAREHOLDERS MEETING – June 27, 2023

VOTE RESULTS

Extraordinary Resolutions

NB	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
12	Authorization to be granted to the Board of Directors to reduce the share capital by cancelling shares under the authorization to buy back its own shares
	12	Carried	44 880 463	99.28%	324 279	0.72%	13 455	—	45 204 742	40 379 160	72.645%	0	0	72.645%
13	Amendment of the age limit applicable to the chairman of the Board of Directors – subsequent amendment of the articles of association
	13	Carried	38 295 611	84.72%	6 907 819	15.28%	14 767	—	45 203 430	40 379 160	72.645%	0	0	72.645%
14	Delegation of authority to be granted to the Board of Directors to increase the capital by issuing ordinary shares or any other securities with cancellation of shareholders’ preferential subscription rights in favor of the European Investment Bank (EIB) or of other entities that may succeed EIB, according to
	any finance agreement entered or be entered with EIB
	14	Carried	44 812 227	99.13%	393 537	0.87%	12 433	—	45 205 764	40 379 160	72.645%	0	0	72.645%
15	Delegation of authority to be granted to the Board of Directors to increase the capital by issuing ordinary shares or any other securities with cancellation of shareholders’ preferential subscription rights in favor of a category of persons meeting specified characteristics (investors with experience in the
	health or biotech sector)
	15	Carried	44 588 540	98.63%	617 502	1.37%	12 155	—	45 206 042	40 379 160	72.645%	0	0	72.645%
16	Delegation of authority to be granted to the Board of Directors to increase the capital by issuing ordinary shares or any other securities with cancellation of shareholders’ preferential subscription rights in favor of a category of persons meeting specified characteristics (e.g. credit institution, investment services provider or member of an investment pool guaranteeing the completion of the issue in question), including, as the case may, within the
	framework of an equity financing program known as “At-the-market” or “ATM”
	16	Carried	44 570 910	98.60%	635 132	1.40%	12 155	—	45 206 042	40 379 160	72.645%	0	0	72.645%
17	Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares or any other securities, with cancellation of shareholders’ preferential subscription rights in favor of a category of persons meeting specified characteristics (industrial companies,
	institutions or entities active in the health or biotechnology sector)
	17	Carried	44 602 515	98.66%	603 527	1.34%	12 155	—	45 206 042	40 379 160	72.645%	0	0	72.645%

3/5

CELLECTIS – ANNUAL SHAREHOLDERS MEETING – June 27, 2023

VOTE RESULTS

Extraordinary Resolutions

NB	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
18	Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares or any other securities with cancellation of shareholders’ preferential subscription rights in favor of a category of persons meeting specified characteristics in the framework of
	an equity or bond financing agreement
	18	Carried	44 602 475	98.66%	603 567	1.34%	12 155	—	45 206 042	40 379 160	72.645%	0	0	72.645%
19	Delegation of authority to be granted to the Board of Directors to decide on the issuance of ordinary shares to be issued immediately or in the future by the Company, with cancellation of the shareholders’ preferential subscription rights, to the benefit of a category of persons meeting specified
	characteristics within the framework of an equity financing program on the American market known as “At-the-market” or “ATM”
	19	Carried	44 602 475	98.66%	603 567	1.34%	12 155	—	45 206 042	40 379 160	72.645%	0	0	72.645%
20	Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and/or any other securities,
	with the shareholders’ preferential subscription rights maintained
	20	Carried	44 869 970	99.26%	336 332	0.74%	11 895	—	45 206 302	40 379 160	72.645%	0	0	72.645%
21	Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and/or any other securities, with cancellation of shareholders’ preferential subscription rights, by way of a public offering (other than the offerings referred to in paragraph 1 of
	Article L. 411-2 of the French Monetary and Financial Code)
	21	Carried	44 556 890	98.56%	649 412	1.44%	11 895	—	45 206 302	40 379 160	72.645%	0	0	72.645%
22	Delegation of authority to be granted to the Board of Directors to increase the share capital by issuing ordinary shares and/or any other securities, with cancellation of the shareholders’ preferential subscription rights in the context of an offer referred to in paragraph 1 of Article L. 411-2 of the
	French Monetary and Financial Code
	22	Carried	44 602 475	98.66%	603 827	1.34%	11 895	—	45 206 302	40 379 160	72.645%	0	0	72.645%
23	Delegation to the Board of Directors to increase the number of shares to be issued in the event of a capital increase with or without preferential subscription rights
	23	Carried	44 682 772	98.84%	523 530	1.16%	11 895	—	45 206 302	40 379 160	72.645%	0	0	72.645%

4/5

CELLECTIS – ANNUAL SHAREHOLDERS MEETING – June 27, 2023

VOTE RESULTS

Extraordinary Resolutions

NB	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
24	Overall limitations on the amount of issues made under the Fifteenth resolution to the Twenty-third resolution aforementioned
	24	Carried	44 957 035	99.45%	248 989	0.55%	12 173	—	45 206 024	40 379 160	72.645%	0	0	72.645%
25	Delegation of authority granted to the Board of Directors to increase the capital by incorporation of premiums, reserves, profits or other
	25	Carried	44 949 687	99.43%	256 337	0.57%	12 173	—	45 206 024	40 379 160	72.645%	0	0	72.645%
26	Authorization to the Board of Directors to grant options to subscribe for or purchase shares of the Company
	26	Carried	43 511 983	96.25%	1 693 781	3.75%	12 433	—	45 205 764	40 379 160	72.645%	0	0	72.645%
27	Authorization to the Board of Directors to proceed with the free allocation of existing and/or new ordinary shares
	27	Carried	43 701 908	96.67%	1 503 856	3.33%	12 433	—	45 205 764	40 379 160	72.645%	0	0	72.645%
28	Overall limits on the amount of issues made under the above issues made under the Twenty-sixth and the Twenty-seventh resolution above
	28	Carried	44 959 774	99.46%	246 269	0.54%	12 154	—	45 206 043	40 379 160	72.645%	0	0	72.645%
29	Delegation to the Board of Directors to proceed with an increase in the share capital, the subscription of which would be reserved for the members of a
	company savings plan established pursuant to Articles L. 3332-1 et seq. of the Labor Code
	29	Rejected	5 796 401	12.83%	39 396 224	87.17%	25 572	—	45 192 625	40 379 160	72.645%	0	0	72.645%

5/5